

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Kenneth L. Agee
President and Director
Emerging Fuels Technology, Inc.
6024 S. 116th East Avenue
Tulsa, OK 74146

>   **Re: Emerging Fuels Technology, Inc.**
>   **Amended Offering Statement on Form 1-A**
>   **Filed September 12, 2022**
>   **File No. 024-11598**

Dear Mr. Agee:

    This is to advise you that we do not intend to review your amendment.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeanne Campanelli, Esq.